Bay Bridge Food & Produce Company

3550 S. Harlan St. 284

Denver, Colorado 80235

November 13, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Amendment No. 3 to Registration Statement on Form S-1/A

Filed October 10, 2013

Ladies and Gentlemen:

On behalf of  Bay Bridge Food and Produce Company, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No.4 to the captioned Registration Statement on Form S-1, (the “Amendment”), for the registration of 500,000 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

The Amendment responds to the comments received from the staff of the Commission by letter, dated October 28, 2013.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the Commission’s comments.  Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the original filing and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.   The Staff’s comments are in plain type.  Our answers are in bold.

Summary Information About Bay Bridge, page 7

Power Industry, page 8

1.

We note your response to prior comment 4. Please explain in the prospectus why you are unable estimate projected monthly power generating output and the extent to which power generating capacity varies depending on the utilization of each facility and describe the variables and unknowns in this regard.

We will determine of viability of power generation at the appropriate time.  We have attempted to clarify our business model in that it is a phased process and certain determinations will be made as needed. We have edited the registration statement to reflect this.

2.

To the extent you have not entered into agreements with either General Electric, Inc., or Caterpillar, Inc., please remove references to these two companies.

We agree with the Staff and have removed these companies with references.

3.

We note your response to prior comment 13. To the extent you continue to include disclosure about the NYSERDA grant program and imply that you may apply for such a grant, please specifically discuss the grant program and discuss whether leasing the power generating function from a third party would affect your eligibility for the NYSERDA grant program. Revise the Government Regulation section in this manner as well.

We agree with the Staff. We have removed any reference that we might apply for a grant. We mention the NYSERDA program simply as proof of concept.

Andrew Duke

Bay Bridge Food and Produce Company

October 28, 2013

Risk Factors, page 11

We Anticipate Marketing Power Through Micro Grids, page 17

4.

Please revise this risk factor to describe the risks in sufficient detail so that prospective investors can assess the risks presented. Revise the last two risk factors on page 18 in this manner as well.

We agree with the Staff and have added detail about Micro Grids and the risks associated with them.

Plan of Distribution, page 21

5.

We note your response to prior comment 14. We also note that you refer to a “resale” in the first paragraph of this section and the entire second paragraph of this section appears to be inapplicable to an offering that is being conducted by an officer of the company. It appears that much of the disclosure that you deleted from your first filing of this registration statement should be reinserted. In addition, such disclosure should be supplemented in accordance with comment 20 in our letter to you dated April 22, 2013.

We agree with the Staff and have changed the Plan of Distribution to reflect that this is a primary sale of shares and not a resale.  We have taken out all references to resale.

Business, page 23

6.

We note your revised disclosure in the second paragraph of this section. Please provide us with the basis for your belief that you will be able to receive lease options for other facilities at little or no cost.

We agree with the Staff and have added appropriate details.

7.

We note your response to prior comment 8. Please provide us with the relevant portions of the report of Lynette Morgan, PhD, in support of your assertions regarding the yield of heirloom tomatoes. If this report was commissioned by you for use in connection with the registration statement, please also file the consent of Dr. Morgan pursuant to Rule 436 of the Securities Act as an exhibit to the registration statement or tell us why you believe you are not required to do so.

We understand the Staff’s request and have taken out references to Dr. Morgan.

8.

We note your response to prior comment 9. Please substantiate that the average wholesale price of heirloom tomatoes is $6.00 per pound and provide us with the basis for your belief that each plant will produce a yield of 100 pounds per month. In this regard, please reconcile your belief regarding monthly yield with your estimate of 90 days to harvest.

We agree with the Staff and have added rationales as to why we believe that $6 per pound is correct.

9.

We note your revised disclosure in the last three sentences of the third paragraph of this section. Please clarify whether you anticipate receiving a portion of the power credits from IBM in cash or as a reduction or offset of rent. Also, please briefly explain why you are unable to estimate the amount of power credits.

We agree with the Staff and have eliminated references to power credits.

Committees of the Board of Directors, page 31

10.

It appears that certain words in the five bullet points following the second paragraph on page 31 have been translated inappropriately. Please revise accordingly.

We apologize to the Staff for this error. W have corrected it in the current filing.

Andrew Duke

Bay Bridge Food and Produce Company

October 28, 2013

Related Party Transactions, page 34

11.

We note your response to prior comment 17. Please reconcile your disclosure that Mr. Duke has provided $5,886,000 in funding with your disclosure in the remainder of this paragraph.

We apologize to the Staff and have corrected the error.

Exhibit 5.1

12.

We note your response to prior comment 18. Please file a revised opinion of counsel with respect to the legality of the issue now that the consent has been filed as a separate exhibit.

We agree with the Staff and have filed the appropriate disclosure.

Exhibit 99.1

13.

We note your response to prior comment 19 and reissue. The revised subscription agreement contains provisions that are not applicable to a public registered offering of securities. We note by way of example paragraphs 4(a), (d), (e), (g), (m), (q), and (r). Please revise accordingly.

We agree with the Staff and have changed the Security Purchase Agreement.

/s/ Andrew Duke

Andrew Duke

President and Director

Principal Executive Officer

Principal Financial Officer

Principal Accounting Officer